UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

26 October 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be incorporated by reference in the prospectus contained in the registration statements on Form F-3 (No.333-166313) and Form S-8 (No.s 333-165870, 333-90808, 333-173246, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this Report has been furnished, to the extent not superceded by documents or reports subsequently filed or furnished.

Enclosure:  CRH Announces Non-Executive Board Appointment

N      E      W      S                R      E      L      E      A      S      E

26 October 2011

CRH ANNOUNCES NON-EXECUTIVE BOARD APPOINTMENT

The Board of CRH plc is pleased to announce the co-option to the Board today, Wednesday, 26th October 2011, of Mr. Ernst Bärtschi, as a non-executive Director.

Mr. Bärtschi (59), who is a Swiss national, is Chief Executive of Sika AG, a manufacturer of specialty chemicals for construction and general industry.  Prior to joining Sika, he worked for the Schindler Group and was Chief Financial Officer between 1997 and 2001.  Over the course of his career he has gained extensive experience in India, China and the Far East generally.

He is a member of the Board of Bucher Industries AG, a mechanical and vehicle engineering company based in Switzerland.  He holds a degree in economics (1976) from the University of St. Gallen, Switzerland.

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland TELEPHONE +353 1 404 1000   FAX +353 1 404 1007
E-MAIL: mail@crh.com    WEBSITE: www.crh.com    Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date  26 October 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director